UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CLEARWIRE CORPORATION
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

185385309
(CUSIP Number)

November 10, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 185385309

1.	Names of Reporting Persons.

BCE Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

Canada

	5.	Sole Voting Power
-0-

Number of
Shares	6.	Shared Voting Power
Beneficially		2,549,739
Owned by Each
Reporting
Person With:	7.	Sole Dispositive Power
-0-

	8.	Shared Dispositive Power
2,549,739

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,549,739

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

1.3%

12.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 185385309

1.	Names of Reporting Persons.

Bell Canada [1]

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

Canada

	5.	Sole Voting Power
-0-

Number of
Shares	6.	Shared Voting Power
Beneficially		2,549,739
Owned by Each
Reporting
Person With:	7.	Sole Dispositive Power
-0-

	8.	Shared Dispositive Power
2,549,739

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,549,739

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

1.3%

12.	Type of Reporting Person (See Instructions)

CO

________________________
1 Bell Canada is a direct, wholly-owned subsidiary of BCE Inc.

Item 1.
	(a)	Name of Issuer: Clearview Corporation
	(b)	Address of Issuer’s Principal Executive Offices:

4400 Carillon Point Kirkland, Washington U.S.A., 98033

Item 2.
	(a)	Name of Person Filing: BCE Inc.
	(b)	Address of Principal Business Office or, if none, Residence:

1, carrefour Alexander-Graham-Bell Verdun, Québec H3E 3B3

	(c)	Citizenship: Canadian
	(d)	Title of Class of Securities: Class A Common Stock, par value $0.0001 per share
	(e)	CUSIP Number: 185385309

	(a)	Name of Person Filing: Bell Canada
	(b)	Address of Principal Business Office or, if none, Residence:

1, carrefour Alexander-Graham-Bell Verdun, Québec H3E 3B3

	(c)	Citizenship: Canadian
	(d)	Title of Class of Securities: Class A Common Stock, par value $0.0001 per share
	(e)	CUSIP Number: 185385309

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 2,549,739.
	(b)	Percent of class: 1.3%.(1)
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: -0-.
(ii) Shared power to vote or to direct the vote: 2,549,739.
(iii) Sole power to dispose or to direct the disposition of: -0-.
(iv) Shared power to dispose or to direct the disposition of: 2,549,739.

(1)	Calculated on the basis of 195,956,715 shares outstanding as of September 30, 2009, as per the Form 8-K dated November 10, 2009 filed by Clearwire Corporation.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Exhibit B.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2009

BCE INC.

By:	/s/ Martine Turcotte
Name: Martine Turcotte Title: Chief Legal Officer

BELL CANADA

By:	/s/ Martine Turcotte
Name: Martine Turcotte Title: Chief Legal Officer

INDEX TO EXHIBITS

Exhibit No.	Exhibit

A	Joint Filing Agreement, dated July 28, 2008

B	Item 7 Information

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A common stock, par value $0.0001 per share of Clearwire Corporation and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date: July 28, 2008

BCE INC.

By:	/s/ Patricia A. Olah
Name: Patricia A. Olah Title: Corporate Secretary and Lead Governance Counsel

BELL CANADA

By:	/s/ Patricia A. Olah
Name: Patricia A. Olah Title: Corporate Secretary and Lead Governance Counsel

EXHIBIT B

The Schedule 13G to which this attachment is appended is filed by BCE Inc. on behalf of the following subsidiaries:

Bell Canada